

April 17, 2014

Via E-mail
Mary Ellen Schloth
President and Chief Executive Officer
Fragmented Industry Exchange Inc.
80 Mountain Laurel Road
Fairfield, Connecticut 06824

> **Re: Fragmented Industry Exchange Inc.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2014**
> **File No. 333-194748**

Dear Ms. Schloth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We noted several inconsistencies throughout your registration statement. For example only, on the cover page of your prospectus, your disclosure indicates both that the selling shareholders will sell 611,000 and 508,000 shares of your common stock. In addition, we note that your disclosure on page 6 indicates that you have signed contracts with two

clients. However, your disclosure on page 5 indicates that you had "three membership signups," which expired in December 2013. Please ensure that your disclosure throughout your registration statement is consistent and revise as appropriate.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please provide us with an analysis as to whether Section 5 will apply to any transactions facilitated through listing on your website. Please also tell us if you are a registered broker-dealer. Finally, please confirm for us whether you will receive a fee upon the successful sale of a business other than the membership fees charged for listing on your website.

Cover Page of Prospectus, page 2

5.   We note that you have included the subject to completion legend on your prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

6.   We note your disclosure of the net proceeds for the Company Shares and the shares to be sold by the selling shareholders. Please revise to also show the net proceeds on a per share basis. Please refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 4

Company Overview, page 4

7.   Please expand the discussion of your Industry Exchanges to explain what services you will provide to your customers on each Industry Exchange. In addition, we note your disclosure on page 4 that your Algorithm for your Industry Exchanges has not yet been completed. However, we also note your disclosure on page 5 that you had a soft launch of your first Industry Exchange and that you have had memberships on your first Industry Exchange. Please revise your disclosure to explain the services that you have been providing to your customers on your first Industry Exchange given that your Algorithm has not been operating. Please also revise your disclosure here to identify the industry that you are targeting with your first Industry Exchange.

8.   We note your disclosure on page 4 that you will serve customers in highly fragmented industries. Please revise to identify the specific industries, or provide some samples of industries, for which you plan to develop Industry Exchanges.

9.   We note your disclosure on page 6 that you believe that your primary source of revenues will be driven by your business services. Please expand your disclosure here to describe the business services that you plan to provide and to explain how and to whom you will market these services.

10.   Please revise to further describe your development efforts for the Algorithm given that you have no employees or consultants and to provide disclosure regarding the progress of the development of the Algorithm.

Our Revenue Model, page 5

11.   We note that since your inception you have generated $525 in revenue from three membership signups. Please revise to clarify whether these were buyer or seller memberships and to discuss the material terms of the membership agreements (as examples only, the type of listing and the length of the subscriptions). In addition, we note your disclosure on page 36 that buyers will complete a buyer confidentiality agreement and online form and that sellers will complete a membership listing agreement. Please file as exhibits to the registration statement any form of written customer agreements or contracts that have been executed or that will be executed by your customers. Please refer to Item 601(b)(10) of Regulation S-K.

Our Corporate and Other Information, page 6

12.   You state in the second paragraph of this subsection that your "specific plans are to provide industry and position-focused Risk Mitigation services." We further note your risk factor on page 12 that discusses your "executive search and compliance consultants." This disclosure appears to be at odds with the description of your business beginning on page 32. Please advise or revise.

Use of Proceeds, page 6

13.   We note that on page 6 you identify www.staffingbizbuysell.com and www.staffingbizvalue.com as your websites. However, in looking at these websites, they appear to be affiliated with entities called Staffing Exchange and OnTarget360. Please revise to explain how these entities are affiliated with you or revise your disclosure as appropriate.

Risk Factors, page 8

Our sole director and executive officer intends to devote only part time . . . , page 10

14.   We note your disclosure here that Ms. Schloth may have conflicts of interest between you and her other business activities when determining to which entity to present a business

opportunity. Please revise your disclosure here to identify Ms. Schloth's other business activities that might compete with you for business opportunities.

Selling Shareholders, page 21

15.   We note that the total for the column "Maximum number of shares of common stock to be offered" is stated as 611,000. In totaling the individual amounts listed in this column, however, the total amount offered appears to be 613,000. Please advise or revise.

Description of Business, page 32

Company Overview, page 32

16.   We note your disclosure that you will "provide consulting and back office support services," which you collectively refer to as "Business Services." Please revise to identify and discuss the specific services that you plan to provide. In addition, while we note your disclosure on page 37 that Ocean Cross Business Solutions Group, LLC could assist you in providing business services to your customer, it appears that you have engaged Ocean Cross Business Solutions Group, LLC to provide general accounting and financial services based on your disclosure on page 47 and the agreement filed as Exhibit 10.1 to the registration statement. Please revise to reconcile these disclosures and to explain who at your company will perform the business services given that you currently have no employees and no consultants.

Market for Common Equity and Related Shareholder Matters, page 37

Recent Sales of Unregistered Securities, page 39

17.   We note your disclosure here that you have engaged in a series of unregistered offerings of your securities pursuant to Rules 504 and 506 promulgated under the Securities Act of 1933. However, we were unable to locate the Form Ds related to these offerings as required by Rule 503 promulgated under the Securities Act. Please file the Form Ds regarding these offerings or advise.

Management's Discussion and Analysis of Financial Condition and . . . , page 39

Revenue and Cost of Revenues, page 41

18.   Please revise to provide a discussion of the costs included in your costs of revenues.

Liquidity and Capital Resources, page 41

19.   We note your disclosure that you have a revolving credit facility. Please revise to describe the material terms of the promissory note that you executed in connection with

this credit facility or advise. For example only, please identify the interest rate and the maturity dates for these borrowings.

20.   We note your disclosure here and elsewhere that you do not anticipate researching any further products or services and that you do not expect any significant additions to the number of employees. However, we note that you are currently developing your Algorithm, various Industry Exchanges and business services portals, that you plan to offer industry forums and that you hope to develop industry research. In addition, we note your disclosure on page 37 that you require additional contractors to develop the Algorithm and consultants to provide business services. Please revise to reconcile these disclosures.

Directors, Executive Officers, Promoters and Control Persons, page 43

21.   We note your disclosure regarding Ms. Schloth's prior business experience. Please expand this disclosure to provide her principal occupations and employment during the past five years, identifying the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e)(1) of Regulation S-K. In addition, we note that your disclosure on page 45 indicates that Ms. Schloth is currently employed elsewhere. We also note that, according to the Amendment No. 2 to the Form S-1 filed for Compliance & Risk Management Solutions Inc., Ms. Schloth was the original director and officer of that entity during 2013 and that she was also the sole owner of an entity called Mountain Laurel Holdings Inc. Further, according to the Form 10-K for the fiscal year ended September 30, 2013 for OnTarget360 Group, Inc., we note that Ms. Schloth was also the sole owner of CFO Managed Fund I LLC. Please revise to include Ms. Schloth's employment with such entities or advise.

Security Ownership of Certain Beneficial Owners and Management, page 46

22.   We note your disclosure in footnote (2) that the husband of your sole officer and director is the sole shareholder of Global Bridge Partners Inc. Due to the relationship between the sole shareholder of Global Bridge Partners Inc. and your sole officer and director, Ms. Schloth may be deemed to beneficially own shares beneficially owned by her husband. Please see Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance Disclosure Interpretation 105.05 and revise your table on page 46 and your risk factor on page 10 as appropriate.

Certain Relationships and Related Transactions, page 47

23.   Please ensure that you have included the information identified in Item 404(a) of Regulation S-K for any of your transactions for which disclosure is required by Item 404(d) of Regulation S-K. For example only, we note that you sold 3,500,000 shares of your common stock to Global Bridge Partners Inc., which is controlled by the spouse of

your sole officer and director. Please revise to include disclosure here regarding this transaction or advise.

Item 16. Exhibits, page 56

24.   Please file as exhibits to the registration statement the transfer agent agreement, any written form of consulting agreements that you plan to have your business services customers execute, and any written form of subscription agreements that you plan to have your industry research customers execute, as required by Item 601(b)(10) of Regulation S-K or advise.

25.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Gregory R. Carney, Esq. (Via E-mail)